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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                       Commission File Number: 0-25456

                          NOTIFICATION OF LATE FILING

(Check One) X Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q  __ Form N-SAR

                 For Period Ended:   December 31, 2001
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                       PART I - REGISTRANT INFORMATION

GLOBALSTAR TELECOMMUNICATIONS LIMITED
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Full Name of Registrant

N/A
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Former Name if Applicable

Cedar House, 41 Cedar Avenue
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Address of Principal Executive Office (STREET AND NUMBER)

Hamilton HM12, Bermuda
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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

        See Annex A attached.
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                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Ira Goldberg                       646                414-7775
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
          x  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X Yes    No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Annex A attached.
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                    Globalstar Telecommunications Limited
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                     GLOBALSTAR TELECOMMUNICATIONS LIMITED

Date: March 29, 2002                 By: /s/ IRA E. GOLDBERG
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                                        IRA E. GOLDBERG
                                        Chief Restructuring Officer

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                            Annex A to Form 12b-25



PART III - NARRATIVE

The Registrant has encountered delays in preparing its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, because, as one of the general partners of Globalstar, L.P., Registrant's sole source of income is derived from Globalstar L.P. and Globastar, L.P. has filed simultaneously, a Notice of Late Filing on the grounds that Globalstar, L.P.'s previously reported filing of a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware on February 15, 2002, caused the resources of Globalstar L.P.'s accounting department to be diverted to the preparation financial schedules and other documentation required to support Globalstar L.P.'s chapter 11 case, which were largely completed on March 18, 2002. As a result, since Globalstar, L.P. has not been able to provide the necessary financial information to the general partners, the Registrant is unable to complete and timely file the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(3) The Registrant anticipates that its results from operations will reflect a net loss applicable to common shareholders of the Registrant for the fiscal year ended December 31, 2001, of between $160 million and 180 million, as compared to a net loss applicable to common shareholders of $2.060 billion for the fiscal year ended December 31, 2000. Note that results for the fiscal year ended December 31, 2000, included a charge for the impairment of assets.

Forward-Looking Statements
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Except for the historical information contained herein, the matters discussed in this Form 12b-25 are not historical facts, but are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Registrant or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Registrant. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "may," "will," "would," "could," "should," "anticipates," "estimates," "project," "intend," or "outlook" or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involve risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Registrant's control. Some of these factors and conditions included: (i) Globastar L.P. filed Chapter 11 petition on February 15, 2002; (ii) Globalstar L.P. commenced commercial service in 2000 and subscriber demand to date has been lower than expected; (iii) dependence on service providers to market Globalstar service and implement important parts of its system; (iv) the Globalstar L.P. will require additional financing; (v) satellites in orbit may fail prematurely; (vi) severe competition in the telecommunications industry;
(vii) Globalstar L.P. is subject to regulation. In addition, Globalstar L.P. operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Registrant's or Globalstar's control.